EXHIBIT 99.1

AMARC ANNOUNCES MORE DRILL RESULTS FROM AuRORA AND

THREE EMERGING COPPER-GOLD SYSTEMS, IN COLLABORATION WITH FREEPORT AT THE JOY DISTRICT

Highlights from additional AuRORA Deposit Discovery Drill Holes Include:

•	132.00 m of 1.71% CuEQ* with 1.87 g/t Au, 0.63% Cu and 5.2 g/t Ag including
90.00 m 0f 2.26% CuEQ with 2.53 g/t Au, 0.81% Cu and 6.5 g/t Ag
•	204.00 m of 0.72% CuEQ with 0.74 g/t Au, 0.28% Cu and 3.9 g/t Ag including
50.85 m of 1.41% CuEQ with 1.51 g/t Au, 0.53% Cu and 6.5 g/t Ag
* See notes to Table 1.

February 28, 2025. Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce the remaining assays from the 2024 discovery drilling at its new, high grade, gold-rich porphyry copper-gold-silver (“Cu-Au-Ag”) AuRORA Deposit, and those from other porphyry Cu systems in the JOY District. Drilling in 2024 resulted in another new porphyry Cu-Au-Ag discovery at the Twins Target on the PINE Trend. Both the AuRORA and Twins discoveries are located on the Company’s 100% owned, 495 km2 JOY Cu-Au District (“JOY”) in the prolific Toodoggone-Kemess porphyry region of north-central British Columbia (“BC”). Amarc is the first company to drill test both the Northwest Gossan (“NWG”) Target that hosts the AuRORA Deposit and the Twins Target (Figure 1, and Amarc releases January 17 and 20, 2025, March 2, 2023 and March 7, 2022). Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) is fully funding work programs at JOY to earn an interest in the project. Amarc is the operator of all programs.

The AURORA Deposit

Collectively, the 20 initial AuRORA holes have advanced Amarc’s objective to drill systematic step outs to outline an outstanding Cu-Au-Ag deposit. The Company was unable to complete additional drilling along the four sections described in this release due to the required demobilization when the camp housing the Amarc crew closed for the season.

“Today’s results continue to build on previously announced holes from the high grade, near-surface AuRORA porphyry Cu-Au-Ag discovery. AuRORA is characterized by its significant vertical and lateral continuity,” said Dr. Diane Nicolson, Amarc President and CEO. “A total of 20 initial drill holes were completed with three core rigs at the end of the last season at AuRORA, and all results from these holes have now been announced. Importantly, the deposit remains open to further expansion. The grade range encountered so far at AuRORA is higher than that mined historically by Northgate Mineral Corp. at the Kemess South deposit (218 Mt at 0.63 g/t Au and 0.21% Cu1), which forms part of the Kemess Mining District located immediately to the south of the JOY mineral claims. Centerra Gold Inc., which owns and is currently advancing the Kemess District, has reported gold and copper resources for the Kemess Underground and Kemess East deposits2. Members of the Amarc team were the first to recognize the porphyry potential of the Kemess area within the Toodoggone, and discovered and transacted the Kemess South Deposit. Additionally, members of the Amarc team have collectively worked on all nine known porphyry deposits in the Toodoggone-Kemess region, providing an unparalleled local knowledge advantage.”

This release reports assay data from an additional seven AuRORA deposit holes drilled along four east-west sections: Section 8000N, located 100 m to the north of Section 7900N, and sections 7700N, 7600N and 7500N located 100 m, 200 m and 300 m, respectively, south of Section 7800N – the discovery section (Figures 2 and 3, and Tables 1, 5 and 6). Assay data from 13 holes located on Sections 7800N and 7900N were reported in Amarc releases on January 17 and January 20, 2025.

______________________

1 Golder Associates, “Technical Report for the Kemess Underground Project and Kemess East Project, BC,” for AuRico Metals Ltd., July 2017

2 Centerra website: www.centerragold.com

Drillhole JP24080 on section 7700N at AuRORA returned 132 m of 1.71% CuEQ with 1.87 g/t Au, 0.63% Cu and 5.2 g/t Ag from 137 m, including 90 m of 2.26% CuEQ with 2.53 g/t Au, 0.81% Cu and 6.5 g/t Ag from 167 m, and 24 m of 4.17% CuEQ with 4.95 g/t Au, 1.35% Cu and 10.8 g/t Ag from 215 m (Table 1, and Table 5 which provides sample by sample results in holes JP24080 and JP24083 to show the continuity of the grades within these holes). Additionally, drillhole JP24017 crosses this section and intersected 108 m with 1.96% CuEQ at 2.38 g/t Au, 0.60% Cu and 5.17 g/t Ag from 104 m within a longer interval extending from near surface, as previously reported (see Amarc January 17, 2025 release). Mineralization remains open to expansion east-west along the section (Figures 2 and 3). This section stepped out 100 m to the south of Section 7800N where previously reported drillhole JP24059 returned an outstanding 171 m with 1.09% CuEQ at 1.32 g/t Au, 0.34% Cu, 2.6 g/t Ag from 24 m and JP24074 returned 162 m with 1.90% CuEQ at 2.19 g/t Au, 0.63% Cu, 7.0 g/t Ag from 69 m (see Amarc release January 17, 2025).

Table 1: AuRORA Porphyry Cu-Au-Ag Deposit Discovery Drill Hole Assay Data

from Sections 8000N, 7900N, 7700N, 7600N and 7500N

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
8000N	JP24083		74.00	278.00	204.00	0.74	0.28	3.9	0.72
		Incl.	157.35	208.20	50.85	1.51	0.53	6.5	1.41
		and	164.00	182.00	18.00	2.05	0.62	6.8	1.81
	JP24085	No significant results
7900N	JP24072		36.00	101.60	65.60	0.23	0.11	1.6	0.25
		Incl.	72.00	101.60	29.60	0.32	0.15	1.9	0.34
7700N	JP24080		74.00	128.00	54.00	0.17	0.08	0.8	0.18
			137.00	269.00	132.00	1.87	0.63	5.2	1.71
		Incl.	167.00	257.00	90.00	2.53	0.81	6.5	2.26
		and	191.00	257.00	66.00	2.93	0.92	7.4	2.59
		and	215.00	239.00	24.00	4.95	1.35	10.8	4.17
	JP24081		19.00	28.00	9.00	0.24	0.07	5.2	0.23
			40.00	52.00	12.00	0.24	0.08	0.4	0.21
			73.00	295.00	222.00	0.40	0.18	2.0	0.41
		Incl.	190.00	235.00	45.00	0.82	0.23	2.7	0.70
7600N	JP24084		135.00	288.00[5]	153.00	0.39	0.16	1.6	0.39
		Incl.	192.00	246.00	54.00	0.61	0.21	1.9	0.56
7500N	JP24061		179.00	236.40	57.40	0.24	0.13	1.4	0.27
			244.75	268.60	23.85	0.35	0.14	1.7	0.34

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

5.	Drill hole JP24084 interval 201-207 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.

Drillhole JP24083, on section 8000N, intersected 51 m of 1.41% CuEQ with 1.51 g/t Au, 0.53% Cu and 6.5 g/t Ag from 157 m, including 18 m of 1.81% CuEQ with 2.05 g/t Au, 0.62% Cu and 6.8 g/t Ag over 18.00 m, within 204 m of 0.72% CuEQ with 0.74 g/t Au, 0.28% Cu and 3.9 g/t Ag from 74 m (Tables 1 and 5). Mineralization also remains open to expansion east-west, north of JP24063, JP24073 and JP24077, along this section (Figures 2 and 3). This section stepped out 100 m to the north from Section 7900N, where previously reported drillhole JP24060 returned an outstanding 130 m with 1.98% CuEQ at 2.40 g/t Au, 0.61% Cu, 5.3 g/t Ag from 74 m (see Amarc release January 20, 2025).

Figure 1: Large Scale Mineral System Trends Occur at JOY that Host the AuRORA Discovery, PINE Deposit, Canyon Discovery, Twins and Other Sulphide Systems

Figure 2:  AuRORA Deposit: High Grade, Near Surface, Exceptional Continuity, Open to Expansion - More to Come

Figure 3: AuRORA Deposit: High Grade, Near Surface, Cu-Au-Ag Mineralization, Open to Expansion (Sections 8000N, 7700N, 7600N and 7500N)

In addition to the 20 holes completed at the AuRORA discovery, five initial scout drill holes were completed elsewhere within the 3.7 km2 NWG Target, as defined by Induced Polarization (“IP”) chargeability geophysics (Figure 1 and Tables 4 and 6). The location of these scout drill holes was based on 2023 exploration survey data, and information from this drilling is currently being assessed in conjunction with the AuRORA discovery drill hole data and results from expanded surface geochemical sampling completed at NWG in 2024.

Other JOY District Drilling Successes

“Twins represents Amarc’s third discovery in four years of a new copper-gold porphyry system at the JOY District.  The AuRORA, Twins and Canyon (see Amarc release March 2, 2023) discoveries are all hosted in Lower Toodoggone formation rocks,” added Dr. Nicolson. “In light of new scientific information gleaned from the AuRORA discovery, the Twins and Canyon discoveries, PINE Deposit and several other large-scale sulphide systems and targets across the JOY District are being further assessed and will require additional drilling. We believe outstanding potential is emerging within the JOY District, offering the opportunity for the potential development of a world class district like the Golden Triangle. Planning for the 2025 season is underway in collaboration with Freeport.”

Amarc and Freeport have also established nine other sulphide systems at JOY, mainly located approximately 15 km to the southeast of the AuRORA discovery (Figure 1). These systems occur along trends similar to those found in some of the world’s major porphyry Cu districts (see Amarc release January 20, 2025). Drilling to date in three of these sulphide systems, the Twins, PINE and Canyon, have intersected porphyry Cu-Au mineralization.

Twins Target Cu-Au Discovery

The highly prospective Twins porphyry target sulphide system is defined by a 7 km2 IP chargeability geophysics anomaly (Figure 1). The large footprint of this target, its veneer of glacial overburden cover, and the Cu-Au intercepts in previous initial, very widely spaced and relatively shallow reconnaissance drill holes completed by Amarc, highlighted the significant exploration potential for the discovery of another porphyry Cu-Au deposit (see Amarc release March 2, 2023).

One of the early scout holes JP22020, tested a magnetic high within the chargeability anomaly and intersected a broad 204 m geochemically anomalous interval with 136 ppb Au and 340 ppm Cu from 12 m, and was considered to be in proximity to a porphyry Cu-Au deposit. In 2024, follow up hole JP24051 was set back 187 m to the northeast and drilled on the same section but below JP22020: it returned intercepts of 96 m of 0.25% CuEQ with 0.27 g/t Au, 0.09% Cu and 0.5 g/t Ag from 345 m, and 124 m of 0.33% CuEQ with 0.35 g/t Au, 0.13% Cu and 0.6 g/t Ag from 491 m (Figure 4 and Tables 2, 4 and 6). Additional drilling is required to determine the extent and nature of this discovery and to further explore the extensive, high potential Twins Target.

Figure 4: Twins Drilling Makes Amarc's Third Porphyry Cu-Au Discovery in the Emerging JOY District - Au-Cu Mineralization Wide Open to Expansion

Table 2: Significant intersections at the Twins Target Discovery Drill Hole JP24051

Drill Hole	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
JP24051	345.00	440.85	95.85	0.27	0.09	0.5	0.25
	490.90	615.00	124.10	0.35	0.13	0.6	0.33

Notes: See Table 1.

Five additional scout drill holes were also completed across the extensive Twins Target. This information is informing further drill plans at Twins (Figure 1 and Tables 4 and 6).

PINE Deposit Expansion

The PINE Deposit and its expansion potential are hosted within a 6 km2 mineralized system, which remains to be fully explored (Figure 1). Prior to 2022, the historical PINE Deposit was known to extend over approximately 600 m by 900 m and be open to expansion internally and laterally as well as to depth (see Amarc release March 7, 2022). Early drilling by Amarc successfully intercepted significant mineralization that extended the footprint of the deposit over a strike length of 1,700 m within a 2,600 m mineralized footprint: for example, 204 m of 0.42% CuEQ (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag) in hole JP22010 and 105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 1.8 g/t Ag) in hole JP22013 (see Amarc release March 2, 2023).

Drill hole JP24058 completed in 2024 was designed to step out 250 m to the southeast from the known PINE Deposit to look for high grade feeder structures. Unfortunately, the hole was deflected off course after intersecting a fault; however, JP24058 successfully intersected 182 m of 0.32% CuEQ with 0.26 g/t Au, 0.16% Cu and 2.3 g/t Ag from 368 m, including 110 m of 0.44% CuEQ with 0.34 g/t Au, 0.23% Cu, 3.1 g/t Ag from 440 m and 36.85 m of 0.79% CuEQ with 0.51 g/t Au, 0.48% Cu and 3.7 g/t Ag from 785 m (Figure 5 and Tables 3, 4 and 6), grades similar to those at Kemess Underground and Kemess East deposits*. These mineralized intersections have expanded the PINE Deposit 180 m to the east and 180 m to the south. Significant additional drilling is required to fully delineate the PINE Deposit and assess the Cu-Au potential within the greater PINE Target.

*Kemess Underground Indicated Resources 139.920 Mt grading 0.50 g/t Au, 0.25% Cu and 1.90 g/t Ag and Kemess East Indicated Resources 93.454 Mt grading 0.39 g/t Au, 0.30% Cu and 1.66 g/t Ag at December 2024, Centerra website: www.centerragold.com

Figure 5: Drilling at the PINE Deposit Further Expands Tonnage Potential

Table 3: Significant Intersections at the PINE Deposit

Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
JP24058		368.40	550.35	181.95	0.26	0.16	2.3	0.32
	Incl.	440.25	550.35	110.10	0.34	0.23	3.1	0.44
		784.90	821.75	36.85	0.51	0.48	3.7	0.79

Notes: See Table 1.

Canyon Discovery Expansion

The Canyon Target is outlined by an underexplored 5 km2 IP chargeability geophysical anomaly which indicates the presence of a large-scale sulphide system (Figure 1). Previous reconnaissance drilling at Canyon discovered a significant new zone of porphyry Cu-Au mineralization with hole JP22030 intersecting 96 m of 0.51% CuEQ (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within 296 m of 0.39% CuEQ (0.30% Cu, 0.14 g/t Au and 1.7 g/t Ag) and 10.5 m of 0.77% CuEQ (0.61% Cu, 0.25 g/t Au, 2.1 g/t Ag) (see Amarc release March 2, 2023).

In 2024, drill hole JP24046 stepped out 250 m to the east-northeast from JP22030, successfully extending the mineralization to depth and intercepting 402.00 m of 0.22% CuEQ with 0.16% Cu, 0.09 g/t Au and 1.2 g/t Ag including 51.00 m of 0.44% CuEQ with 0.32% Cu, 0.18 g/t Au and 1.8 g/t Ag (Figure 6 and Tables 4 and 6). The Canyon discovery remains open to expansion and requires substantial drilling to delineate the Cu-Au potential.

Figure 6: Drilling at the Canyon Discovery Further Expands Cu-Au Mineralization - Mineralization Remains Wide Open to Expansion

An additional scout drill hole collared some 1,350 m southwest of hole JP24046 did not return any significant intercepts (Figure 1 and Tables 4 and 6).

Six other scout drill holes were also completed at the JOY District in 2024 testing other sulphide systems at the SWT, CT, Mex South and More MEX Targets (Figure 1 and Tables 4 and 6).

Table 4: Drill Hole Assay Data Outside of the AuRORA Discovery

Porphyry System	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
NWG	JP24055		115.00	118.00	3.00	0.18	0.06	0.5	0.17
			130.00	145.00	15.00	0.44	0.09	0.4	0.33
			166.00	169.00	3.00	0.21	0.12	1.2	0.25
	JP24064	No significant results
	JP24066	No significant results
	JP24069	No significant results
	JP24078	No significant results
Twins	JP24048		69.00	81.00	12.00	0.22	0.06	0.2	0.18
	JP24049		105.00	111.00	6.00	0.31	0.02	0.3	0.20
			126.00	129.00	3.00	0.17	0.06	0.8	0.16
			132.00	144.00	12.00	0.32	0.05	0.5	0.24
			156.00	201.00	45.00	0.25	0.06	0.7	0.20
	JP24051		294.00	297.00	3.00	0.22	0.04	0.3	0.16
			309.00	314.30	5.30	0.38	0.08	0.6	0.30
			324.00	333.00	9.00	0.23	0.06	0.3	0.18
			345.00	440.85	95.85	0.27	0.09	0.5	0.25
			490.90	615.00	124.10	0.35	0.13	0.6	0.33
		Incl.	490.90	570.00	79.10	0.41	0.16	0.8	0.39
		and	504.00	516.00	12.00	0.54	0.18	1.1	0.49
		and	540.00	547.25	7.25	0.61	0.19	0.9	0.54
			634.65	642.55	7.90	0.13	0.09	0.4	0.17
			643.50	653.95	10.45	0.19	0.11	0.5	0.22
			655.10	658.10	3.00	0.13	0.10	0.5	0.17
	JP24047	No significant results
	JP24052	No significant results
	JP24053	No significant results
Canyon	JP24046		329.00	338.00	9.00	0.04	0.38	5.4	0.44
			560.00	962.00	402.00	0.09	0.16	1.2	0.22
		Incl.	608.00	659.00	51.00	0.18	0.32	1.8	0.44
		and	632.00	641.00	9.00	0.43	0.66	3.0	0.92
		Incl.	683.00	710.00	27.00	0.08	0.19	1.7	0.25
		Incl.	743.00	761.00	18.00	0.11	0.22	1.1	0.29
		Incl.	806.00	815.00	9.00	0.15	0.21	1.5	0.30
		Incl.	833.00	881.00	48.00	0.12	0.18	1.1	0.25
		and	848.00	860.00	12.00	0.20	0.24	1.1	0.36
	JP24050	No significant results

Table 4 (continued)

Porphyry System	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
PINE	JP24058		368.40	550.35	181.95	0.26	0.16	2.3	0.32
		Incl.	368.40	371.40	3.00	0.19	0.06	0.8	0.16
		Incl.	377.40	380.40	3.00	0.13	0.08	1.0	0.16
		Incl.	383.40	393.90	10.50	0.18	0.09	1.4	0.20
		Incl.	395.40	425.40	30.00	0.20	0.09	1.5	0.21
		Incl.	440.25	550.35	110.10	0.34	0.23	3.1	0.44
			665.40	701.40	36.00	0.09	0.14	1.4	0.20
		Incl.	665.40	674.40	9.00	0.14	0.14	1.0	0.23
		Incl.	677.40	686.40	9.00	0.07	0.17	1.7	0.22
		Incl.	693.90	701.40	7.50	0.16	0.24	2.5	0.34
			710.40	713.40	3.00	0.08	0.12	0.9	0.17
			784.90	821.75	36.85	0.51	0.48	3.7	0.79
SWT	JP24065		179.00	185.00	6.00	0.41	0.01	0.3	0.24
			191.00	206.00	15.00	0.26	0.02	0.3	0.17
			215.00	227.00	12.00	0.40	0.03	0.6	0.26
	JP24067	No significant results
CT	JP24070		191.00	194.00	3.00	0.01	0.28	1.7	0.30
Mex S	JP24054		59.00	62.00	3.00	0.16	0.06	2.7	0.16
			431.40	434.40	3.00	0.13	0.12	7.1	0.25
	JP24056		70.00	73.00	3.00	0.14	0.02	7.5	0.15
More Mex	JP24062		80.00	83.00	3.00	0.05	0.07	148.0	1.12

Notes: See Table 1.

About Amarc Resources Ltd

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY that hosts the AuRORA discovery, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc’s exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional porphyry-epithermal geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc has completed self-funded drilling at its higher-grade Empress Deposit in the IKE District. Drill results from nine core holes drilled late in 2024 at Empress are being compiled and are expected to be released next month. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled NQv (48.1mm) and HQ (63.5mm) size core in 2024 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the JOY drilling were sent to ALS Canada Ltd., Kamloops or Langley, Canada, for preparation and to North Vancouver, Canada for analysis. All facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and either a 250 g split or 1,000 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. Samples with Cu results > 10,000 ppm were reanalyzed by a single element four-acid digestion ICP-AES method for Cu. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure proper QAQC.

The QP visited the site to verify location of drill holes, and review the core and logging, sampling and sample shipment processes.  He also reviewed and assessed the assay results.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Table 5: AuRORA Discovery Assay Data by Sample Interval for Drill Holes JP24080 and JP24083

Hole JP24080

Sample	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
733631	167.00	170.00	3.00	0.96	0.37	3.6	0.93
733632	170.00	173.00	3.00	1.44	0.48	3.1	1.30
733633	173.00	176.00	3.00	1.09	0.39	3.3	1.02
733634	176.00	179.00	3.00	1.69	0.52	4.0	1.49
733635	179.00	182.00	3.00	1.49	0.48	5.0	1.34
733636	182.00	185.00	3.00	1.43	0.53	3.8	1.35
733637	185.00	187.00	2.00	1.83	0.55	4.9	1.60
733638	187.00	188.00	1.00	1.83	0.52	3.2	1.56
733639	188.00	191.00	3.00	1.56	0.80	4.8	1.70
733640	191.00	194.00	3.00	2.04	0.75	4.8	1.92
733641	194.00	197.00	3.00	0.69	1.22	5.4	1.64
733642	197.00	200.00	3.00	1.25	0.50	2.7	1.21
733643	200.00	201.15	1.15	0.79	1.96	22.4	2.55
733644	201.15	203.00	1.85	1.78	0.50	4.6	1.52
733645	203.00	206.00	3.00	2.58	0.77	6.5	2.24
733647	206.00	209.00	3.00	1.27	0.37	3.6	1.09
733648	209.00	212.00	3.00	3.22	0.74	6.9	2.57
733649	212.00	215.00	3.00	1.16	0.52	4.6	1.20
733651	215.00	218.00	3.00	3.34	0.96	7.6	2.87
733652	218.00	221.00	3.00	5.36	1.20	10.5	4.25
733653	221.00	224.00	3.00	4.58	0.99	7.9	3.59
733654	224.00	227.00	3.00	1.91	1.67	11.3	2.81
733655	227.00	230.00	3.00	5.72	1.42	11.4	4.67
733656	230.00	233.00	3.00	6.39	1.63	13.9	5.27
733657	233.00	234.00	1.00	2.63	0.87	7.3	2.38
733658	234.00	236.00	2.00	6.35	1.40	11.2	5.00
733659	236.00	239.00	3.00	7.15	1.69	14.0	5.76
733660	239.00	241.70	2.70	0.66	0.68	8.1	1.10
733661	241.70	243.00	1.30	1.11	1.06	7.2	1.73
733662	243.00	245.00	2.00	2.58	0.74	6.2	2.22
733663	245.00	248.00	3.00	1.11	0.42	4.2	1.06
733664	248.00	251.00	3.00	2.45	0.48	3.6	1.87
733665	251.00	254.00	3.00	2.47	0.50	3.0	1.89
733666	254.00	257.00	3.00	2.43	0.51	4.2	1.89

Notes: See Table 1.

Hole JP24083

Sample	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
733797	157.35	159.10	1.75	1.65	0.35	4.1	1.29
733798	159.10	161.00	1.90	1.32	0.68	9.0	1.47
733799	161.00	164.00	3.00	1.57	0.47	5.8	1.38
733800	164.00	167.00	3.00	2.03	0.64	6.0	1.81
733801	167.00	170.00	3.00	1.33	0.36	3.9	1.12
733802	170.00	173.00	3.00	1.30	0.58	6.9	1.35
733803	173.00	176.00	3.00	4.50	1.20	12.3	3.79
733805	176.00	179.00	3.00	1.14	0.39	4.8	1.06
733806	179.00	182.00	3.00	1.99	0.56	7.1	1.72
733807	182.00	185.00	3.00	0.94	0.65	8.1	1.23
733808	185.00	188.00	3.00	0.95	0.39	4.9	0.95
733809	188.00	191.00	3.00	0.91	0.29	3.9	0.83
733811	191.00	194.00	3.00	0.89	0.29	3.6	0.81
733812	194.00	197.00	3.00	0.63	0.70	8.5	1.11
733813	197.00	200.00	3.00	1.37	0.44	6.8	1.24
733814	200.00	203.00	3.00	1.02	0.37	4.2	0.96
733815	203.00	205.00	2.00	2.90	0.47	9.3	2.15
733817	205.00	206.70	1.70	1.48	0.49	5.7	1.35
733818	206.70	208.20	1.50	0.92	0.78	11.2	1.36

Notes: See Table 1.

Table 6: Drill Hole Information

Drill Hole	Easting	Northing	Elevation	Azim (°)	Dip (°)	EOH (m)
JP24046	636949	6340941	1162	230	-70	962
JP24047	634650	6338242	1298	50	-70	594.4
JP24048	634706	6337445	1329	0	-60	279
JP24049	635911	6337972	1258	90	-60	397.2
JP24050	636152	6339854	1190	30	-60	487
JP24051	636195	6337519	1348	240	-70	708
JP24052	635035	6337645	1326	0	-60	255
JP24053	636261	6336836	1306	90	-60	252
JP24054	640707	6339896	1360	240	-70	476.4
JP24055	623185	6347360	1411	230	-70	580
JP24056	640130	6339510	1402	55	-70	698.7
JP24058	638652	6343146	1104	290	-60	1061.4
JP24061	622876	6347507	1419	263	-61	464
JP24062	641365	6344513	1294	88	-60	332
JP24064	623699	6347046	1454	230	-50	287
JP24065	633763	6335593	1879	250	-55	311
JP24066	623704	6347048	1455	50	-50	163
JP24067	632298	6336265	1259	90	-60	329
JP24069	624091	6347003	1512	230	-50	306
JP24070	629802	6341214	1370	270	-60	257
JP24072	622711	6347908	1360	0	-60	450
JP24078	622843	6348504	1526	88	-60	248
JP24080	622689	6347703	1407	88	-60	445.3
JP24081	622854	6347694	1373	88	-50	448
JP24083	622748	6348001	1347	88	-60	374
JP24084	622841	6347598	1398	88	-60	351.4
JP24085	622744	6348001	1347	268	-60	197

Note: Collar locations are in UTM NAD83, Zone 9N coordinates

Figure 1: Large Scale Mineral System Trends Occur at JOY that Host the AuRORA Discovery, PINE Deposit, Canyon Discovery, Twins and Other Sulphide Systems

Figure 2:  AuRORA Deposit: High Grade, Near Surface, Exceptional Continuity, Open to Expansion - More to Come

AuRORA Discovery
Open to Expansion
Drill Hole Plan
20 mV/V
A
A' 8000N
7900N
7800N
B
B' 7700N
C
C' 7600N
D
D' 7500N
83
85
72
77
73
63
60
68
75
76
59
57
71
74
82 (Vertical)
79
80
81
84
61
20 mV/V
14 mV/V
N
300 Metres
Legend
Au Mineralization
Cu Mineralization
57
Amarc 2024 Drill Holes with Assay Data
A - A'
Cross Section
14 mV/V
AuRORA Mineralized System
Au g/t 0.25
Cu % 0.15

See Amarc releases January 17, 2025 and January 20, 2025 for assay data from Sections 7800N and 7900N.

Figure 3: AuRORA Deposit: High Grade, Near Surface, Cu-Au-Ag Mineralization, Open to Expansion (Sections 8000N, 7700N, 7600N and 7500N)

Figure 4: Twins Drilling Makes Amarc's Third Porphyry Cu-Au Discovery in the Emerging JOY District - Au-Cu Mineralization Wide Open to Expansion

E
Section Looking Northwest
E'
51
20
Surface
204 m of 0.11% CuEQ
- 0.14 g/t Au, 0.03 % Cu
270 m
- 1000 m
96 m of 0.25% CuEQ[1] -
0.27 g/t Au, 0.09% Cu
124 m of 0.33% CuEQ -
0.35 g/t Au, 0.13% Cu
- 700 m
700 m -
200 m
708 m
Legend
Au g/t
Cu %
Reference Lines
Au g/t
Cu %
0.1
0.1
Amarc Drill Holes
1. See footnotes on Table 1.

Figure 5: Drilling at the PINE Deposit Further Expands Tonnage Potential

Figure 6: Drilling at the Canyon Discovery Further Expands Cu-Au Mineralization - Mineralization Remains Wide Open to Expansion